

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 13, 2008

Ms. Brenda C. Barnes
Chief Executive Officer
Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515-5424

>   **Re: Sara Lee Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2007**
>   **Filed August 29, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended September 29, 2007**
>   **Filed November 7, 2007**
>   **Schedule 14A Definitive Proxy Statement**
>   **Filed September 14, 2007**
>   **Response Letter Dated December 21, 2007**
>   **File No. 001-03344**

Dear Ms. Barnes:

       We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2007

Exhibit 13

Proceeds from the Spin Off of Hanesbrands and Restrictions on the Use of the Proceeds, page 33

1.   We note your response to prior comment number eight indicating that the amounts were not legally restricted. Rule 5-02(1) of Regulation S-X indicates

that restricted amounts include not only those items legally restricted, but also amounts restricted due to contracts entered into with others.

If you believe these amounts are not material, please explain in detail. Refer to SAB Topic 1:M. To the extent relevant, please consider the affected line items, sub-totals and totals, both within the balance sheets and statements of cash flows, for the annual and quarterly interim periods during which the amounts were restricted.

Note 1 – Nature of operations and Basis of Presentation

Basis of Presentation – Cash Flows, page 51

2.   We noted your response to prior comment number nine and would like to discuss this matter with you further. Please contact us at your earliest convenience.

Sales Recognition and Incentives – Shipping and Handling Costs, page 52

3.   We noted your response to prior comment number 14 and your intention to provide comparative amounts in future filings. Tell us the comparative amounts for fiscal years 2006 and 2005 in your response and indicate whether the omitted amounts for the fiscal years 2006 and 2005 are materially different from the amount disclosed for fiscal year 2007.

Note 19 – Exit and Disposal Activities, page 73

4.   In your response to prior comment number 20 regarding the recognition of accelerated depreciation, we note your statement that you have considered the assets for impairment under the held-for-use provisions of FAS 144. Paragraph 7 of FAS 144 defines impairment as "the condition that exists when the carrying amount of a long-lived asset (asset group) exceeds its fair value." In those instances where impairment has occurred, FAS 144 requires the recognition of an impairment loss. We note that you have concluded that there is no impairment loss associated with these assets.

We also note your recognition of accelerated depreciation in instances where the carrying value of the asset exceeds your estimated proceeds from disposal. Please address each of the following:

- Tell us how you define the term accelerated depreciation.
- Provide us with your basis for this approach as an alternative to, or in conjunction with, current or future impairment losses which may result

> from continued recognition of depreciation that has not been
> accelerated.
> - Indicate at what point(s) in time the carrying value was measured in
>   relation to the estimated proceeds from disposal.
> - Indicate whether the assets subject to accelerated depreciation are
>   expected to be sold, abandoned, or otherwise.
> - Provide us with an illustrative fact pattern or example to the extent you
>   believe it may aid in your response.
> - Tell us how you define the term estimated proceeds as used in your
>   response.

We may have further comments.

Note 23 – Income Taxes, page 85

5.   We note in your response to our prior comment number 24 that your initial tax
accruals are adjusted upward or downward as new information becomes available.
However, we did not note any discussion specific to the new information or
changes in assumptions which significantly contributed to the reversals of
accruals in the year ended June 30, 2007.

In light of the tax accrual reversal's impact on your effective tax rate in the year
ended June 30, 2007, please expand your discussion in the results of operations
within Management's Discussion and Analysis to identify the significant new
information or changes in assumptions underlying your adjustment of your initial
tax accruals. In responding to this comment, please provide us with a draft of
your expanded disclosure.

Furthermore, to the extent that significant judgment is used in establishing the
initial tax contingency accruals, please expand your disclosure of your critical
accounting estimates within Management's Discussion and Analysis to include
the significant assumptions made and the impact of those assumptions on the
financial statements. Refer to SEC release numbers 33-8350 and 34-48960. The
release can be located at our website at:

> http://www.sec.gov/rules/interp/33-8350.htm

Form 10-Q for the Quarterly Period Ended September 29, 2007

Note 11 to Consolidated Financial Statements – Litigation, page 22

6.   We note your response to prior comment number 26 by reference to your response to our prior comment number 19, but we did not note any response regarding amounts specifically accrued. Please clarify whether material amounts have or have not been accrued under the provisions of paragraph 9 of FAS 13 in reference to the Aris Philippines, Inc. litigation. If material amounts have been accrued, please expand your disclosure to identify the affected Balance Sheet and Statement of Income lines, where material to those items.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief

cc: Ms. Helen N. Kaminski